Exhibit 99.1

August 3, 2021

GOLD STANDARD VENTURES PROVIDES EXPLORATION UPDATE AND STRENGTHENS TECHNICAL TEAM

VANCOUVER, B.C. - Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced drill results from reverse circulation (“RC”) holes and core drilling during 2020 at the POD and Sweet Hollow oxide gold deposits and a Central Bullion skarn target.

Key Exploration Highlights:

  21 RC drill holes were completed as step outs to the current oxide resources at POD and Sweet Hollow. The oxide mineralization result reported in RR20-04 (12.1m @ 2.07 g Au/t) extends known mineralization by 30 to 60 meters.

  Elevated silver grades were encountered in the drilling of up to 130 g Ag/t. Currently, silver is not modeled in the resources at POD and Sweet Hollow.

  Five drill holes were completed at the historical Central Bullion mining district, focused on historical producing zones. Historic records indicate high grade silver, copper, lead, and zinc production, with small amounts of gold, that were processed from this district. Drill hole RRB20-03 intersected 64.2m @ 20 g Ag/t, 0.50% Cu, 0.60% Zn, 0.10% Pb, 0.06 g Au/t starting from surface.

Jason Attew, President and CEO, commented, “Drilling at the POD and Sweet Hollow oxide gold deposits expanded known mineralization, accomplishing a key objective of the drilling program. This area, along with Jasperoid Wash and LT, showcase the potential for future satellite pits to the South Railroad Project. Drilling in future seasons will continue to focus on expanding the oxide resource base. At Central Bullion, drilling intersected a skarn target that warrants further work to understand the potential of the system.”

Other Highlights:

  Six metallurgical core drill holes (RR20-28 through RR20-33) were completed to provide material for column leach testing on the current oxide resource. All six holes encountered mineralization consistent with the current resource model.

  Six RC drill holes (RR20-01, 02, 10, 18, 21, and 23) were completed testing exploration targets outside the known resource area. Results indicate a possible connection between the POD and Sweet Hollow mineralized zones.

Select POD, Sweet Hollow, Central Bullion Drill Results:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Au Grade (g Au/t)	Ag Grade (g Ag/t)
RR20-02	RC	0	-70	422.2	33.5-41.1	7.6	0.29	129

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and					306.4-315.5	9.1	1.94
RR20-04	RC	0	-90	82.3	3.1-15.2	12.1	2.07
RR20-08	RC	0	-90	76.2	30.5-35.1	4.6	0.66	27
and					61.0-70.1	9.1	0.80	31
RR20-30	Core	0	-90	50.3	7.1-38.4	31.3	0.53
RR20-31	Core	270	-45	76.2	6.6-29.8	23.2	0.45
RR20-32	Core	0	-90	91.4	0-34.3	34.3	1.50	12
including					2.3-21.5	19.2	2.16
RR20-33	Core	0	-90	121.9	43.2-46.2	3.0	1.95
and					60.1-75.5	15.4	0.27	17
and					80.2-89.8	9.6	0.43

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Au Grade (g Au/t)	Ag Grade (g Ag/t)	Cu Grade (%)	Pb Grade (%)	Zn Grade (%)
RRB20-03	Core	120	-60	130.5	0.0- 64.2	64.2	0.06	20	0.50	0.10	0.60
including					32.9- 45.7	12.8	0.06	50	1.28	0.15	0.87
including					54.3- 60.7	6.5	0.03	28	0.95	0.02	2.61
and					104.8- 111.1	6.3	0.04	12	0.16	0.06	1.04
RRB20-04	Core	110	-45	197.5	44.2- 51.2	7.0	0.03	2	0.62	0.08	3.41

Note: Gold intervals reported in this table were calculated using a 0.14 g Au/t equivalent cutoff for oxide mineralization oxide with >50% AuCN/AuFA ratios. POD and Sweet Hollow silver values reported where >8 g Ag/t. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 80-90% of drilled thicknesses. Drill holes presented in this table have a gold equivalent gram-meter product greater than 10.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP in Vancouver, B.C. Data verification of the analytical

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results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

All third party laboratories and service providers used or retained in the analysis of the samples are independent of Gold Standard.

Qualified Persons

Richard Yancey, Geology Manager, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

Technical Staff Update

Jeff Fuerstenau will join the project team as Process Manager, effective August 9, 2021. Mr. Fuerstenau brings over 35 years of experience in the mining industry and was most recently with Equinox Gold as the General Manager of the Mesquite mine in Imperial County, California. Prior to that, he held positions with Newmont, Wharf Resources, Pegasus, and Meridian Gold.

Sergey Konyshev joined the technical team as Senior Geologist, effective July 12, 2021. Dr. Konyshev brings Nevada exploration experience and was most recently with Coeur Mining as part of their North American exploration team. Prior to that, he held positions with Yamana Gold, Aurora Geosciences and Kiska Metals.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the potential for POD, Sweet Hollow, LT, and Jasperoid Wash to be satellite pits to the South Railroad Project (“SRP”); the ability of the Company to increase the resource base at POD and Sweet Hollow; the nature and extent of mineralization at the POD and Sweet Hollow deposits; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pits and area of demonstrated mineral resources of the SRP; and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that POD, Sweet Hollow, LT, and Jasperoid Wash will become satellite pits to the SRP; that the Company will be successful in increasing the resource base at POD and Sweet Hollow; that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the preliminary feasibility study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that POD, Sweet Hollow, LT, and Jasperoid Wash will not become satellite pits to the SRP; that the Company may not successfully increase the resource base at POD and Sweet Hollow; that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the Preliminary Feasibility Study for SRP, as a result of the Company’s

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Feasibility Study or otherwise; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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